SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period April 1, 2004 to June 30, 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  [X]    Form 40-F  [    ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  [    ]    No  [X]

Explanatory Note

Attached is:

1. Press Release, released publicly on May 18, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: May 20, 2004

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EXHIBIT 1

Jacada Unveils Business Solution to Boost Employee Productivity

New Offering Transforms User Interaction Within Complex Computing Environments

Atlanta – May 18, 2004 – Jacada Ltd. (NASDAQ: JCDA), a leader in solutions that accelerate business improvement, today announced Jacada® Fusion, a first-to-market solution that delivers The Perfect Interaction™ between people, process, and information.

By fusing applications to deliver a simplified user interaction, Jacada Fusion eliminates the costly problems arising from the complexity and multiplicity of applications that users must navigate in order to accomplish even simple business processes. With Jacada Fusion, organizations can rapidly change and improve their business processes without rewriting or replacing their underlying applications, thereby achieving significant returns on investment in months instead of years.

As companies and their systems have grown, the combinations of functional applications they rely on - including corporate-wide ERP and CRM applications, to in-house developed departmental programs, to systems inherited through acquisitions - have created a morass of complexity that is strangling corporate speed and agility while stifling user productivity and innovation. Jacada Fusion is a platform-independent, risk-free solution that simplifies how users access and manage data in multiple systems, hence accelerating their ability to respond to customers and market changes.

“For the first time, companies can rapidly implement their own vision of the perfect interaction between employees, customers, suppliers, and partners - creating and changing processes as needed, regardless of how many or what types of systems they use,” said Gideon Hollander, Jacada CEO.

Jacada Fusion ‘fuses’ all types of applications – Windows, Web and Host-based, to deliver a simplified user interface eliminating the need to navigate through and between applications. Jacada Fusion eliminates redundant data entry, cuts keystrokes and streamlines process steps which result in driving new revenue for the business and cutting costs associated with training and employee turnover.

Call Centers Benefit from Jacada Fusion

Call centers, especially, are expected to benefit dramatically from Jacada Fusion. System complexity negatively impacts many critical areas of call center operations, from call handling times, to employee training and attrition, to customer satisfaction levels. System complexity and incompatibility also impede up-sell and cross-sell opportunities as representatives lack either the customer knowledge or the time to propose additional products of interest to the caller.

Call center managers measure productivity in seconds. According to leading customer service expert, Lior Arussy, CEO of Strativity, “While companies place increasing importance on quality of service, very little attention is given to quality of information. Navigating through endless sources of information causes sales and service professionals to waste customers’ time, and negatively impacts the outcome of their interactions. Jacada Fusion addresses a real problem whose time has come.”

According to John Sanley, executive vice president of West Corporation, one of the world’s largest customer contact solution providers, “Jacada Fusion gives us the ability to rapidly create customized customer interactions without worrying about the complexity of the systems behind those processes. This is a competitive advantage that will improve the customer experience.”

Jacada WinFuse Integrates Windows Client/Server Applications

Jacada Fusion is made possible through the simultaneous release of another first-to market product offering, Jacada® WinFuse. Building on the company’s leadership position in application integration technology, Jacada has developed the first robust, flexible and non-intrusive way to integrate Windows-based client/server applications. Jacada WinFuse completes the company’s suite of technologies enabling Jacada to deliver a total solution, regardless of platform or application type.

Customers Implement Jacada Fusion

The United States Naval Facilities Engineering Command (NAVFAC) is one of the first to implement Jacada Fusion. NAVFAC radically improved the contracts administration process by automating the interface between two “untouchable” systems that manage over $6 billion in annual contract awards and process tens of thousands of contract actions annually.

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Before Jacada Fusion, the solicitation, award and modification of contracts required users to enter the same information manually multiple times into separate systems. Using Jacada Fusion, for the first time these contract management transactions are automated and the data is integrated across these systems. NAVFAC had been searching for a low cost, low risk solution and found Jacada had a compelling answer for all of their disparate systems – mainframe, Web, and Windows.

“With the use of Jacada Fusion, these historically unattainable interfaces were successfully developed and tested in only four months,” said David Holmes, executive vice president at Jacada. “NAVFAC expects a complete return on investment within six months after deployment.”

Embratel, in Brazil, the largest telecommunications company in Latin America, is another early adopter of Jacada Fusion. ”To identify and stop toll fraud we have to navigate through several different systems. It is a process that takes up to 35 minutes per incident,” said Cliff Jordan, Toll Fraud Manager, Embratel. ”Choosing to implement Jacada Fusion is a strategic decision for us because it fundamentally changes, and dramatically improves, how we fight fraud.”

“In our initial implementation of Jacada Fusion, we have automated the process of searching between several of our key mainframe and Web-based applications and are now experiencing processing times that are approaching the five minute range,” said Jordan. ”This has a tremendous impact to our operations. We now can investigate and stop many more toll fraud cases per day. Jacada has shown they are dedicated to helping us meet our needs in improving our bottom line.”

About Jacada - Jacada Ltd. provides solutions for accelerating business improvement. A recognized leader in integration technology, Jacada has over 1200 customers worldwide, including 20 of the Fortune 100. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This news release may contain forward-looking statements that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ substantially from these statements. For a more complete disclosure of the risks and uncertainties that may affect actual results, please refer to the Company’s Form 20-F filed with the Securities and Exchange Commission. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

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Contacts:

Ann Conrad

Jacada Inc.

770-352-1310 ext 382

aconrad@jacada.com

or

Carl Nelson

NEI Communications, Inc.

Tel: 781-237-1040, ext. 11

cnelson111@comcast.net

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